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                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                       FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
           Sections 13 and 15(d) of the Securities Exchange Act of 1934


                         Commission File Number:  333-08234


                               TRIDENT AUTOMOTIVE PLC
               (Exact name of registrant as specified in its charter)

                                2791 Research Drive
                          Rochester Hills, Michigan 48309
                                   (248) 299-7500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                10% Senior Subordinated Notes due December 15, 2005
              (Title of each class of securities covered by this Form)

                                        None
     (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)      [   ]          Rule 12h-3(b)(1)(ii)     [   ]
          Rule 12g-4(a)(1)(ii)     [   ]          Rule 12h-3(b)(2)(i)      [   ]
          Rule 12g-4(a)(2)(i)      [   ]          Rule 12h-3(b)(2)(ii)     [   ]
          Rule 12g-4(a)(2)(ii)     [   ]          Rule 15d-6               [   ]
          Rule 12h-3(b)(1)(i)      [ X ]

Approximate number of holders of record as of the certification or notice date:
The above-referenced debt security covered by this Form 15 was redeemed by the issuer thereof on June 24, 1999. As a result, there are currently no holders of record of the security covered by this Form 15.

                                         -1-


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Pursuant to the requirements of the Securities Exchange Act of 1934, Trident
Automotive plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   TRIDENT AUTOMOTIVE PLC


DATE: June 25, 1999                BY:  /s/ David R. Bovee
                                       -----------------------
                                        David R Bovee
                                        Director